Exhibit 99.1

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED

AUGUST 31, 2023 AND 2022

(Expressed in thousands of Canadian Dollars unless otherwise stated)

GoldMining Inc.

Condensed Consolidated Interim Statements of Financial Position

As at August 31, 2023 and November 30, 2022

(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

		As at August 31,	As at November 30,
	Notes	2023	2022
		($)	($)
Assets
Current assets
Cash and cash equivalents	3	20,805	8,325
Restricted cash	3	118	-
Other receivables		546	374
Prepaid expenses and deposits	4	2,623	475
Short-term investment		13	24
Inventory		43	-
		24,148	9,198
Non-current assets
Reclamation deposits	10	494	524
Land, property and equipment	7	3,262	1,826
Exploration and evaluation assets	8	56,455	56,788
Investment in associate	6	6,337	-
Investment in joint venture		1,218	1,154
Long-term investments	5	42,338	77,839
		134,252	147,329

Liabilities
Current liabilities
Accounts payable and accrued liabilities		1,008	1,721
Due to joint venture		30	28
Due to related parties	14	32	170
Lease liabilities		88	90
Withholding taxes payable		244	156
Margin loan payable	9	-	8,824
		1,402	10,989
Non-current liabilities
Lease liabilities		368	162
Rehabilitation provisions	10	778	791
Deferred tax liability		868	296
		3,416	12,238

Equity
Issued capital	11	169,542	150,879
Reserves	11	13,351	11,930
Retained earnings		26,971	27,984
Accumulated other comprehensive loss		(82,913)	(55,702)
Total equity attributable to shareholders of the Company		126,951	135,091
Non-controlling interests	12	3,885	-
		130,836	135,091
		134,252	147,329

Commitments (Note 16)

Subsequent events (Note 17)

Approved and authorized for issue by the Board of Directors on October 13, 2023.

/s/ "David Kong"	/s/ "Pat Obara"
David Kong Director	Pat Obara Chief Financial Officer

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GoldMining Inc.

Condensed Consolidated Interim Statements of Comprehensive Loss

For the three and nine months ended August 31, 2023 and 2022

(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

		For the three months		For the nine months
		ended August 31,		ended August 31,
	Notes	2023	2022	2023	2022
		($)	($)	($)	($)
Expenses
Consulting fees		87	73	217	179
Depreciation	7	51	53	134	157
Directors' fees, salaries and benefits	14	475	352	1,421	954
Exploration expenses	8	2,629	1,146	3,928	2,217
General and administrative		2,204	937	5,940	3,371
Professional fees		277	686	3,033	1,912
Share-based compensation	11,12	498	236	2,402	1,352
Share of loss on investment in joint venture		20	29	33	51
Share of loss on investment in associate	6	66	-	66	-
Recovery on the receipt of mineral property option payments	8	(1,562)	(1,379)	(2,696)	(1,379)
		4,745	2,133	14,478	8,814
Operating loss		(4,745)	(2,133)	(14,478)	(8,814)

Other items
Dividend income		282	260	856	515
Unrealized loss on long-term investments	5	(70)	-	(140)	-
Loss on recognition of investment in associate	5	(892)	-	(892)	-
Gain on government loan forgiveness		-	-	-	10
Loss on modification of margin loan	9	(163)	-	(422)	-
Interest income		288	15	477	25
Other income		-	-	-	4
Accretion of rehabilitation provisions	10	(8)	(6)	(25)	(11)
Financing costs	9	(306)	(480)	(1,264)	(1,282)
Impairment of exploration and evaluation assets	8	(1,809)	-	(1,809)	-
Net foreign exchange loss (gain)		77	(452)	83	(448)
Net loss for the period before taxes		(7,346)	(2,796)	(17,614)	(10,001)
Current income tax expense		-	-	(15)	-
Deferred income tax recovery (expense)		(2,278)	(82)	(5,181)	1,186
Net loss for the period		(9,624)	(2,878)	(22,810)	(8,815)

Attributable to:
Shareholders of the Company		(9,064)	(2,878)	(22,100)	(8,815)
Non-controlling interests		(560)	-	(710)	-
Net loss for the period		(9,624)	(2,878)	(22,810)	(8,815)

Other comprehensive loss
Items that will not be subsequently reclassified to net income or loss:
Unrealized loss on short-term investments		(9)	(14)	(11)	(24)
Unrealized loss on long-term investments	5	(13,532)	(7,300)	(33,624)	(62,892)
Deferred tax recovery on long-term investments	5	1,861	986	4,573	8,490
Items that may be reclassified subsequently to net income or loss:
Foreign currency translation adjustments		723	681	1,810	2,544
Total comprehensive loss for the period		(20,581)	(8,525)	(50,062)	(60,697)

Attributable to:
Shareholders of the Company		(19,980)	(8,525)	(49,311)	(60,697)
Non-controlling interests	12	(601)	-	(751)	-
Total comprehensive loss for the period		(20,581)	(8,525)	(50,062)	(60,697)

Net loss per share, basic and diluted		(0.05)	(0.02)	(0.13)	(0.06)

Weighted average number of shares outstanding, basic and diluted		173,490,578	155,105,640	169,720,079	152,614,721

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GoldMining Inc.

Condensed Consolidated Interim Statements of Changes in Equity

For the nine months ended August 31, 2023 and 2022

(Unaudited, expressed in thousands of Canadian dollars, except share and per share amounts)

						Accumulated	Attributable
					Retained	Other	to Shareholders	Non-
		Number of	Issued		Earnings	Comprehensive	of the	Controlling
	Notes	Shares	Capital	Reserves	(Deficit)	Loss	Company	Interests	Total
			($)	($)	($)	($)	($)	($)	($)
Balance at November 30, 2021		150,242,110	131,082	10,107	41,184	(6,669)	175,704	-	175,704
Options exercised	11	686,501	1,510	(426)	-	-	1,084	-	1,084
Restricted share rights vested	11	37,500	82	(82)	-	-	-	-	-
At-the-Market offering:
Common shares issued for cash		5,448,932	9,198	-	-	-	9,198	-	9,198
Agents' fees and issuance costs		-	(230)	-	-	-	(230)	-	(230)
Issued capital pursuant to acquisition of:
Exploration and evaluation assets		10,000	24	-	-	-	24	-	24
Share-based compensation	11	-	-	1,352	-	-	1,352	-	1,352
Other comprehensive loss		-	-	-	-	(51,882)	(51,882)	-	(51,882)
Net loss for the period		-	-	-	(8,815)	-	(8,815)	-	(8,815)
Balance at August 31, 2022		156,425,043	141,666	10,951	32,369	(58,551)	126,435	-	126,435
Options exercised	11	5,000	6	(3)	-	-	3	-	3
Restricted share rights vested	11	35,064	58	(58)	-	-	-	-	-
At-the-Market offering:
Common shares issued for cash		7,204,711	9,254	-	-	-	9,254	-	9,254
Agents' fees and issuance costs		-	(230)	-	-	-	(230)	-	(230)
Share-based compensation	11	-	-	1,040	-	-	1,040	-	1,040
Deferred tax benefits of share issuance costs		-	125	-	-	-	125	-	125
Other comprehensive income		-	-	-	-	2,849	2,849	-	2,849
Net loss for the period		-	-	-	(4,385)	-	(4,385)	-	(4,385)
Balance at November 30, 2022		163,669,818	150,879	11,930	27,984	(55,702)	135,091	-	135,091
Options exercised	11	651,493	1,092	(274)	-	-	818	-	818
Restricted share rights vested	11	185,676	300	(300)	-	-	-	-	-
US GoldMining
Net proceeds from Initial Public Offering	12	-	-	-	20,707	-	20,707	3,402	24,109
Restricted shares vested, warrants exercised, and open market shares purchases by GoldMining	12	-	-	-	44	-	44	1,163	1,207
At-the-Market offering:
Common shares issued for cash	11	12,268,936	17,674	-	-	-	17,674	-	17,674
Agents' fees and issuance costs	11	-	(442)	-	-	-	(442)	-	(442)
Share-based compensation	11,12	-	-	1,995	336	-	2,331	71	2,402
Deferred tax benefits of share issuance costs		-	39	-	-	-	39	-	39
Other comprehensive loss		-	-	-	-	(27,211)	(27,211)	(41)	(27,252)
Net loss for the period		-	-	-	(22,100)	-	(22,100)	(710)	(22,810)
Balance at August 31, 2023		176,775,923	169,542	13,351	26,971	(82,913)	126,951	3,885	130,836

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GoldMining Inc.

Condensed Consolidated Interim Statements of Cash Flows

For the three and nine months ended August 31, 2023 and 2022

(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

	For the nine months ended
	August 31,
	2023	2022
	($)	($)
Operating activities
Net loss for the period	(22,810)	(8,815)
Adjustments for items not involving cash:
Depreciation	134	157
Accretion	25	11
Financing costs	1,264	1,282
Share of loss on investment in joint venture	33	51
Share-based compensation	2,402	1,352
Unrealized loss on long-term investments	140	-
Loss on loan modification	422	-
Loss on recognition of investment in associate	892	-
Share of loss in associate	66	-
Gain on government loan forgiveness	-	(10)
Deferred income tax expense (recovery)	5,181	(1,186)
Impairment of exploration and evaluation assets	1,809	-
Recovery on the receipt of mineral property option payments	(2,696)	(1,379)
Net unrealized foreign exchange loss	52	260
Net changes in non-cash working capital items:
Inventory	(43)	-
Other receivables	(172)	(11)
Prepaid expenses and deposits	(2,200)	43
Accounts payable and accrued liabilities	(823)	376
Withholdings taxes payable	88	-
Due to related parties	(138)	26
Cash used in operating activities	(16,374)	(7,843)

Investing activities
Investment in exploration and evaluation assets	(501)	(110)
Purchase of long-term investments	(1,903)	(4,986)
Construction of camp structures	(1,272)	-
Investment in joint venture	(34)	(78)
Purchase of equipment	(14)	(35)
Reclamation deposit	30	-
Cash used in investing activities	(3,694)	(5,209)

Financing activities
Net proceeds from At-the-Market offering	17,232	8,968
Net proceeds from US GoldMining IPO	24,256	-
Proceeds from US GoldMining warrant exercises	4,523	-
Proceeds from common shares issued upon exercise of options	818	1,084
Open market purchases of US GoldMining shares	(3,403)	-
Payment of lease liabilities	(79)	(81)
Payment of government loan	-	(30)
Principal payment of margin loan	(9,595)	(3,696)
Interest paid on margin loan	(884)	(941)
Transaction costs on modification of margin loan	(73)	-
Cash generated from financing activities	32,795	5,304

Effect of exchange rate changes on cash	(247)	83

Net increase (decrease) in cash and cash equivalents and restricted cash	12,480	(7,665)
Cash and cash equivalents and restricted cash
Beginning of period	8,325	11,658
End of period	20,805	3,993

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at August 31, 2023 and 2022 (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

1.	Corporate Information

GoldMining Inc. was incorporated under the Business Corporations Act (British Columbia) on September 9, 2009 and continued under the Canada Business Corporations Act (Canada) on December 6, 2016. Together with its subsidiaries (collectively, the "Company" or "GoldMining"), the Company is a public mineral exploration company with a focus on the acquisition, exploration and development of projects in Brazil, Colombia, United States, Canada and Peru.

GoldMining Inc.'s common shares (the "GoldMining Shares") are listed on the Toronto Stock Exchange (the "TSX") under the symbol "GOLD", on the NYSE American (the "NYSE") under the symbol "GLDG" and on the Frankfurt Stock Exchange under the symbol "BSR". The head office and principal address of the Company is located at Suite 1830, 1188 West Georgia Street, Vancouver, British Columbia, V6E 4A2, Canada.

On April 24, 2023, the Company's majority owned, Nevada domiciled subsidiary, U.S. GoldMining Inc. ("US GoldMining"), completed its initial public offering (the "Offering") (Note 12.1). US GoldMining owns the Whistler Project located in Alaska, U.S.A. and its common shares and warrants (the "US GoldMining Shares" and "US GoldMining Warrants") are listed on the Nasdaq Capital Market under the symbols "USGO" and "USGOW", respectively. Upon completion of the Offering, GoldMining owned 9,622,491 US GoldMining Shares and 122,490 US GoldMining Warrants, representing approximately 79.3% of the outstanding shares of US GoldMining.

2.	Basis of Preparation

2.1	Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Interpretations Committee.

The Company's significant accounting policies applied in these condensed consolidated interim financial statements are the same as those described in Note 3 of the Company's annual consolidated financial statements as at and for the years ended November 30, 2022 and 2021. These condensed consolidated interim financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements.

The Company's consolidated financial statements have been prepared on a historical cost basis except for financial instruments that have been measured at fair value. The Company's consolidated financial statements and those of its controlled subsidiaries are presented in Canadian dollars ("$" or "dollars"), which is the Company's reporting currency, and all values are rounded to the nearest thousand except where otherwise indicated.

The Company's condensed consolidated interim financial statements for the three and nine month periods ended August 31, 2023 were authorised for issue by the Company's Board of Directors on October 13, 2023.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at August 31, 2023 and 2022 (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

2.2	Significant Accounting Judgments and Estimates

The preparation of these condensed consolidated interim financial statements requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of income and expenses during the reporting period. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, income and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions.

Information about judgements made in applying accounting policies that have the most significant effects on the amounts recognised in the condensed consolidated interim financial statements are consistent with those described in Note 3 of the Company's annual consolidated financial statements except as follows:

Assets under construction

Assets under construction consists of expenditures incurred for the rehabilitation of existing Whistler Project camp facilities and the construction of additional facilities. Costs incurred during construction that are directly attributable to bringing an asset into working condition for its intended use are capitalized; costs that are not necessary in readying an asset for use are recognized as an expense as incurred. Assets under construction are transferred to other respective asset classes and are depreciated when they are completed and available for use.

Restricted Cash

Restricted cash includes cash that has been pledged for credit facilities which are not available for immediate disbursement.

Inventories

Inventories include materials and supplies, which are valued at the lower of average cost or net realizable value.

3.	Cash and Cash Equivalents and Restricted Cash

	August 31,	November 30,
	2023	2022
	($)	($)
Cash and cash equivalents consist of:
Cash at bank and on hand	3,050	5,425
Term deposits	17,755	2,900
Total	20,805	8,325

Restricted cash of $118 (2022: $nil) relates to term deposits held by the bank as security for a corporate credit card.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at August 31, 2023 and 2022 (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

4.	Prepaids

	August 31, 2023	November 30, 2022
Advances(1)	$1,445	$-
Deferred financing costs	-	127
Prepaid corporate development expenses	425	-
Prepaid insurance	406	105
Other prepaid expenses	347	243
Total	$2,623	$475

(1)	Advances relate to the cash US GoldMining has advanced to a technical consulting company for the management of an exploration program for the Whistler Project.

5.	Long-term Investments

As at August 31, 2023, the Company's long-term investments consist of equity securities in Gold Royalty Corp. ("GRC"), measured at fair value through other comprehensive income ("FVTOCI") and warrants held in NevGold Corp. ("NevGold"), measured at fair value through profit and loss ("FVTPL"). Long-term investments in equity securities are recorded at fair value based on quoted market prices, with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. Refer to tables below for movement in long-term investments measured at FVTOCI.

Investment in Gold Royalty Corp.

The Company's investment in GRC is recorded at fair value based on quoted market prices, with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss.

During the three and nine months ended August 31, 2023, the Company acquired 131,872 and 254,466, respectively, of GRC common shares for $311 and $653, respectively, including transaction costs, through open market purchases under the facilities of the NYSE American.

NevGold Corp.

During the year ended November 30, 2022, the Company acquired 5,925,925 common shares of NevGold upon the grant of an option to NevGold on the Company's Almaden Project (Note 8), representing a 10.5% ownership interest in NevGold upon closing of the transaction. The investment in NevGold was initially recognized at fair value based on quoted market prices and subsequently measured at FVTOCI, with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss.

On December 1, 2022, the Company entered into an agreement to purchase 2,976,200 units ("Units") of NevGold in a brokered private placement, which closed on December 5, 2022, for a total purchase price of $1,250 (Note 8). Each Unit, priced at $0.42 per Unit, consisted of one common share of NevGold (each, a "NevGold Common Share") and one-half of one Common Share purchase warrant (each whole warrant, a "NevGold Warrant") of NevGold. Each NevGold Warrant entitles the holder to purchase one Common Share at an exercise price of $0.60 until December 5, 2024.

At initial recognition, the purchase price of $1,250 was allocated to the value of the NevGold Common Shares and NevGold Warrants. The fair value of the NevGold Common Shares was determined to be $1,042 based on quoted market prices. The initial fair value of the NevGold Warrants of $208 was determined on a residual basis. The NevGold Warrants are subsequently measured at FVTPL.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at August 31, 2023 and 2022 (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

The fair value of the NevGold Warrants is estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	August 31, 2023	November 30, 2022
Risk-free interest rate	4.64%	-
Expected life (years)	1.27	-
Expected volatility	68.77%	-
Estimated dividend yield	0.00%	-

On January 1, 2023, pursuant to the Option Agreement signed with NevGold on the Almaden Project (Note 8), the Company received 3,658,536 common shares of NevGold with a fair value of $1,134.

On July 13, 2023, pursuant to the Option Agreement signed with NevGold on the Almaden Project (Note 8), the Company received 4,109,589 common shares of NevGold with a fair value of $1,562, increasing its ownership in NevGold from 17.6% to 22.0%. As a result of the increase in ownership in NevGold above 20%, the Company concluded that it exercises significant influence over NevGold. The Company's $6,335 investment measured at FVTOCI through to July 13, 2023, was derecognized and reclassified to investment in associate (Note 6). As a result of the discontinuation of FVTOCI accounting, $892 was reclassified from other comprehensive income to profit and loss. After July 13, 2023, the Company's investment in NevGold is being recorded using the equity method. As at August 31, 2023 the Company owns 16,670,250 shares of NevGold.

The following outlines the movement of the Company's long-term investments in GRC and NevGold during the nine months ended August 31, 2023, and the year ended November 30, 2022:

			As at November 30,					As at August 31,
			2022					2023
	Number of warrants	Number of shares	Fair value ($)	Additions ($)	Unrealized Gains (Losses) (FVTOCI) ($)	Unrealized Gains (Losses) (FVTPL) ($)	Derecognition of investment measured at FVTOCI ($)	Fair Value ($)
Investment in GRC	-	21,433,125	75,557	653	(33,940)	-	-	42,270
Investment in NevGold - shares	-	16,670,250	2,282	3,737	316		(6,335)	-
Investment in NevGold - warrants	1,488,100	-	-	208	-	(140)	-	68
			77,839	4,598	(33,624)	(140)	(6,335)	42,338

			As at November 30,					As at November 30,
			2021					2022
	Number of warrants	Number of shares	Fair value ($)	Additions ($)	Unrealized Gains (Losses) (FVTOCI) ($)	Unrealized Gains (Losses) (FVTPL) ($)	Derecognition of investment measured at FVTOCI ($)	Fair Value ($)
Investment in GRC	-	21,178,659	130,090	5,187	(59,720)	-	-	75,557
Investment in NevGold - shares	-	5,925,925	-	3,489	(1,207)	-	-	2,282
			130,090	8,676	(60,927)	-	-	77,839

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at August 31, 2023 and 2022 (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

6.	Investment in Associate

The Company's investment in NevGold has been accounted for using the equity method effective July 13, 2023 (Note 5).

The changes in investment in NevGold from July 13, 2023 to August 31, 2023 are as follows:

Balance at November 30, 2022	$-
Investment in NevGold - July 13, 2023	6,335
Share of loss in NevGold	(66)
Share of OCI in NevGold	68
Balance at August 31, 2023	$6,337

As of August 31, 2023, the fair value of the Company's investment in NevGold was approximately $5.5 million.

7.	Land, Property and Equipment

				Right-of-
				Use Assets
		Buildings and	Office	(Office and)	Exploration
	Land	Camp Structures	Equipment	warehouse space)	Equipment	Vehicles	Total
	($)	($)	($)	($)	($)	($)	($)
Cost
Balance at November 30, 2021	1,010	1,193	141	348	227	347	3,266
Additions	-	-	35	216	-	-	251
Change in reclamation estimate	-	(88)	-	-	-	-	(88)
Disposition	-	-	-	(44)	-	-	(44)
Impact of foreign currency translation	50	58	10	(4)	13	18	145
Balance at November 30, 2022	1,060	1,163	186	516	240	365	3,530
Additions	-	1,272	14	444	-	-	1,730
Disposition	-	-	-	(356)	-	-	(356)
Change in reclamation estimate	-	(17)	-	-	-	-	(17)
Impact of foreign currency translation	8	8	9	1	3	3	32
Balance at August 31, 2023	1,068	2,426	209	605	243	368	4,919

Accumulated Depreciation
Balance at November 30, 2021	-	575	118	210	226	347	1,476
Depreciation	-	68	44	97	1	-	210
Disposition	-	-	-	(44)	-	-	(44)
Impact of foreign currency translation	-	31	8	(8)	13	18	62
Balance at November 30, 2022	-	674	170	255	240	365	1,704
Depreciation	-	39	19	76	-	-	134
Disposition				(195)			(195)
Impact of foreign currency translation	-	5	3	-	3	3	14
Balance at August 31, 2023	-	718	192	136	243	368	1,657

Net Book Value
At November 30, 2022	1,060	489	16	261	-	-	1,826
At August 31, 2023	1,068	1,708	17	469	-	-	3,262

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at August 31, 2023 and 2022 (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

8.	Exploration and Evaluation Assets

	For the three months ended		For the nine months ended
	August 31,		August 31,
	2023	2022	2023	2022
	($)	($)	($)	($)

Balance at the beginning of period	58,232	56,319	56,788	54,475
Mineral rights and property acquired	-	-	-	134
Mineral property option payment	-	-	501	-
Mineral property option grant	-	(1,152)	-	(1,152)
Impairment of exploration and evaluation assets	(1,809)	-	(1,809)	-
	56,423	55,167	55,480	53,457
Change in reclamation estimate	(7)	(12)	(24)	(23)
Foreign currency translation adjustments	39	638	999	2,359
Balance at the end of period	56,455	55,793	56,455	55,793

Exploration and evaluation assets on a project basis are as follows:

	August 31,	November 30,
	2023	2022
	($)	($)
La Mina	14,868	14,326
Titiribi	12,113	12,027
Crucero	7,107	7,056
Yellowknife	7,066	7,090
Cachoeira	6,418	6,086
São Jorge	5,407	5,128
Yarumalito	1,679	1,668
Whistler	991	984
Surubim	350	1,989
Batistão	243	230
Montes Áureos and Trinta	185	176
Rea	28	28
Total	56,455	56,788

Almaden

On June 13, 2022, the Company and its subsidiary entered into an option agreement (the "Option Agreement") with NevGold and a subsidiary of NevGold, pursuant to which, among other things, it agreed to grant an option to acquire 100% of the Company's Almaden Project to a subsidiary of NevGold. Pursuant to the terms thereof, on July 4, 2022 (the "Option Agreement Closing Date"), the Company closed the grant of the option to NevGold's subsidiary for 4,444,444 common shares of NevGold ("NevGold Shares").

To exercise the option, NevGold must, among other things:

●

make additional payments totaling $6,000 to GoldMining's subsidiary between January 1, 2023 and January 1, 2024, which payments may be satisfied by NevGold in cash or through the issuance of NevGold Shares, on the following dates:

o	January 1, 2023: $1,500 (completed)
o	July 1, 2023: $1,500 (completed)
o	January 1, 2024: $3,000

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at August 31, 2023 and 2022 (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

In the event that NevGold elects to satisfy any of the foregoing payments by issuing NevGold Shares, the number of such shares will be based upon the volume weighted average price of the NevGold Shares for the then-applicable 30-trading day period.

●	complete qualifying expenditures on the Project totaling $2,250, comprised of $1,500 on or before June 1, 2023 (completed), and a further $750 on or before December 31, 2023.

●	Additionally, NevGold is required to make success-based contingent payments totaling up to $7,500 to GoldMining, payable in cash or shares at the election of NevGold based on the following:
o	$500 on completion of a positive Preliminary Economic Assessment
o	$2,500 on completion of a positive Preliminary Feasibility Study
o	$4,500 on completion of a positive Feasibility Study

GoldMining agreed to, subject to certain conditions, purchase additional NevGold equity in an amount to the lesser of $1,250 and 40% of the total gross proceeds raised by NevGold in certain qualifying financings announced prior to November 30, 2022. The Company completed the purchase of shares in NevGold with a value of $1,250 on December 5, 2022 (Note 5).

On January 1, 2023 and July 13, 2023, pursuant to the Option Agreement, the Company received 3,658,536 and 4,109,589, respectively, of common shares of NevGold with fair values of $1,134 and $1,562, respectively (Note 5).

As the carrying value of the Almaden Project was $nil on the date of the receipt of the option payments during 2023, the Company recorded a recovery on receipt of mineral property option payments of $1,562 and $2,696, respectively, during the three and nine months ended August 31, 2023.

Surubim

The Company's Surubim Project consists of the Surubim and Rio Novo concessions located in Para State, Brazil. During the quarter ended August 31, 2023, the Company continued efforts to negotiate an extension for its Rio Novo concessions under the Jarbas Agreement, but after failing to settle, provided the property vendor with a notice of termination, which is subject to acceptance by the vendor (Note 16). As a result, the Company impaired exploration and evaluation assets associated with the Rio Novo concessions in the amount of $1,809.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at August 31, 2023 and 2022 (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

Exploration Expenditures

Exploration expenditures on a project basis for the periods indicated are as follows:

					For the period from
	For the three months ended		For the nine months ended		incorporation,
	August 31,		August 31,		September 9, 2009, to
	2023	2022	2023	2022	August 31, 2023
	($)	($)	($)	($)	($)
Whistler	1,982	156	2,433	242	6,023
La Mina	110	723	476	1,258	3,163
São Jorge	174	68	307	199	1,725
Yarumalito	84	16	205	40	371
Crucero	181	119	182	119	617
Titiribi	70	67	180	207	2,283
Rea	5	5	65	23	362
Cachoeira	7	6	44	26	6,812
Yellowknife	16	12	34	55	1,302
Almaden	-	(27)	2	47	314
Surubim	-	-	-	-	210
Other Exploration Expenses	-	1	-	1	3,419
Total	2,629	1,146	3,928	2,217	26,601

9.	Margin Loan Payable

On October 28, 2021, as amended on July 27, 2022, October 27, 2022, May 25, 2023 and June 21, 2023, the Company established a margin loan facility (the "Facility") for $13.4 million (US$10 million). The Facility: (i) was subject to an interest rate of 3-month USD Adjusted Term Secured Overnight Finance Rate ("SOFR") plus 5.65% per annum, with the unutilized portion of the Facility subject to a standby fee of 3.00% per annum; (ii) originally matured on the earlier of October 27, 2023 or an earlier repayment date in accordance with its terms; (iii) was secured by 20,700,000 shares of GRC owned by the Company; and (iv) was subject to customary loan-to-value and minimum share price requirements and conditions to drawdowns. The Company paid a one-time facility fee equal to 1.50% of the Facility. The Facility provided for a minimum outstanding advance of $9.4 million (US$7 million) and certain customary early repayment fees in the event that any portion of such minimum amount is repaid prior to maturity.

In February 2023, the Company and the lender modified the Facility, pursuant to which, among other things, the Company repaid $2.7 million (US$2.0 million) without incurring early prepayment fees and the Facility's margin and pricing requirements were amended in light of existing market conditions.

In May 2023, the Company and the lender modified the Facility, pursuant to which, among other things, the Company repaid $2.7 million (US$2.0 million) without incurring early prepayment fees and the Facility's margin and pricing requirements were further amended in light of existing market conditions.

In June 2023, the Facility was further amended and the Company repaid $1.5 million (US$1.2 million) without incurring early re-payment fees. A further $1.5 million (US$1.2 million) repayment was made on July 28, 2023 and the Facility maturity date was revised to August 30, 2023. In addition, a one-time Facility amendment fee of $68 (US$50,000) was paid on August 29, 2023.

As of August 31, 2023, the Facility has been fully repaid, the outstanding principal is $nil and there are no remaining obligations. Additionally, the 20,700,000 GRC shares that were held as security for the Facility were released.

During the three and nine months ended August 31, 2023, the Company recorded a loss on modification of margin loan of $163 and $422, respectively, as a result of executing amendments to the Facility.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at August 31, 2023 and 2022 (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

The following outlines the movement of the margin loan during the nine months ended August 31, 2023, and the year ended November 30, 2022:

	US$	$
Balance at November 30, 2021	9,767	12,482
Principal repayment	(2,882)	(3,696)
Interest expense	994	1,270
Interest paid	(739)	(941)
Unrealized foreign exchange gain	-	260
Balance at August 31, 2022	7,140	9,375
Less: transaction costs and fees	(150)	(203)
Interest expense	342	462
Interest paid	(138)	(190)
Gain on modification of margin loan	(615)	(834)
Unrealized foreign exchange loss	-	214
Balance at November 30, 2022	6,579	8,824
Less: transaction costs and fees	(54)	(73)
Principal repayment	(7,118)	(9,595)
Interest expense	931	1,254
Interest paid	(652)	(884)
Loss on modification of margin loan	314	422
Unrealized foreign exchange loss	-	52
Balance at August 31, 2023	-	-

10.	Rehabilitation Provisions

The Whistler Project's exploration activities are subject to State of Alaska laws and regulations governing the protection of the environment. The Whistler Project rehabilitation provision is valued under the following assumptions:

	August 31,	November 30,
	2023	2022
Undiscounted amount of estimated cash flows (US$)	235	235
Life expectancy (years)	2	3
Inflation rate	2.84%	3.48%
Discount rate	4.85%	4.13%

In July 2017, the Company acquired the Yellowknife Project and assumed a provision for reclamation of $490 related to the restoration of the camp sites. The Yellowknife Project rehabilitation provision is expected to be settled in October 2025 and is valued under the following assumptions:

	August 31,	November 30,
	2023	2022
Undiscounted amount of estimated cash flows (CAD$)	490	490
Life expectancy (years)	2	3
Inflation rate	2.90%	3.00%
Discount rate	4.64%	3.64%

Reclamation deposits totalling $494 (November 30, 2022 - $524) in cash have been posted with the Mackenzie Valley Land and Water Board and are held by Crown-Indigenous Relations and Northern Affairs Canada and the Government of the Northwest Territories for land use permits and a water license on the Yellowknife Project.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at August 31, 2023 and 2022 (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

The following table summarizes the movements in the rehabilitation provisions:

	August 31,	November 30,
	2023	2022
	($)	($)
Balance at the beginning of year	791	900
Accretion	25	19
Change in estimate	(40)	(145)
Foreign currency translation adjustments	2	17
Total	778	791

11.	Share Capital

11.1	Authorized

The authorized share capital of the Company is comprised of an unlimited number of common shares without par value.

At-the-Market Equity Program

On December 10, 2021, the Company entered into an equity distribution agreement (the "2021 Distribution Agreement") with a syndicate of agents for an at-the-market equity distribution program (the "ATM Program"). The 2021 Distribution Agreement allows the Company to distribute up to US$50 million (or the equivalent in Canadian dollars) of its common shares (the "ATM Shares"). The ATM Shares sold under the ATM Program, were sold at the prevailing market price on the TSX or the NYSE, as applicable, at the time of sale. The 2021 Distribution Agreement was terminated on December 30, 2022.

On December 30, 2022, the Company entered into a new ATM Program which replaces the previous ATM program which was set to expire on January 1, 2023 in accordance with its terms. Pursuant to the new ATM Program, the Company may distribute up to US$50 million (or the equivalent in Canadian dollars) of ATM Shares. The ATM Shares sold under the new ATM Program, if any, will be sold at the prevailing market price on the TSX or the NYSE, as applicable, at the time of sale. Sales of ATM Shares will be made pursuant to the terms of an equity distribution agreement dated December 30, 2022 (the "2022 Distribution Agreement"). Unless earlier terminated by the Company or the agents as permitted therein, the new ATM Program will terminate upon the earlier of: (a) the date that the aggregate gross sales proceeds of the ATM Shares sold under the ATM Program reaches the aggregate amount of US$50 million (or the equivalent in Canadian dollars); or (b) November 27, 2023.

During the three months ended August 31, 2023, the Company issued 6,471,309 common shares under the ATM Program for gross proceeds of $7,638, with aggregate commissions paid to agents of $191.

During the nine months ended August 31, 2023, the Company issued 12,268,938 common shares under the ATM Program for gross proceeds of $17,674, with aggregate commissions paid to agents of $442.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at August 31, 2023 and 2022 (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

11.2	Reserves

	Restricted Shares ($)	Share Options ($)	Warrants ($)	Total ($)
Balance at November 30, 2021	37	6,529	3,541	10,107
Options exercised	-	(426)	-	(426)
Restricted share rights vested	(82)	-	-	(82)
Share-based compensation	75	1,277	-	1,352
Balance at August 31, 2022	30	7,380	3,541	10,951
Options exercised	-	(3)	-	(3)
Restricted share rights vested	(58)	-	-	(58)
Share-based compensation	63	977	-	1,040
Balance at November 30, 2022	35	8,354	3,541	11,930
Options exercised	-	(274)	-	(274)
Restricted share rights vested	(300)	-	-	(300)
Share-based compensation	318	1,677	-	1,995
Balance at August 31, 2023	53	9,757	3,541	13,351

11.3	Share Options

The Company's share option plan (the "Option Plan") was approved by the Board of Directors of the Company (the "Board") on January 28, 2011, and amended and restated on October 30, 2012, October 11, 2013, October 18, 2016, April 5, 2019 and March 14, 2022.  Pursuant to the terms of the Option Plan, the Board may designate directors, officers, employees and consultants of the Company, or any of its subsidiaries and employees of a person or company which provides services to the Company, or any of its subsidiaries as eligible to receive incentive share options ("Option(s)") to acquire such numbers of GoldMining Shares as the Board may determine, each Option so granted being for a term specified by the Board up to a maximum of five years from the date of grant.  The Options vest in accordance with the vesting schedule during the optionee's continual service with the Company. The maximum number of GoldMining Shares reserved for issuance of Options granted under the Option Plan at any time is 10% of the issued and outstanding GoldMining Shares in the capital of the Company.  The Option Plan, as amended and restated, was affirmed, ratified and approved by the Company's shareholders in accordance with its terms at the Annual General and Special Meeting held on May 19, 2022.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at August 31, 2023 and 2022 (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

The following outlines movements of the Company's Options:

	Number of Options	Weighted Average Exercise Price ($)
Balance at November 30, 2021	12,444,150	1.63
Granted	543,945	1.71
Exercised(1)	(700,520)	1.59
Cancelled/Forfeited	(167,500)	1.96
Expired	(2,205,000)	1.71
Balance at August 31, 2022	9,915,075	1.62
Granted	4,150,500	1.60
Exercised	(5,000)	0.78
Cancelled/Forfeited	(25,000)	2.25
Expired	(32,500)	1.55
Balance at November 30, 2022	14,003,075	1.61
Granted	125,000	1.38
Exercised(2)	(657,000)	1.26
Cancelled/Forfeited	(17,500)	1.83
Expired	(293,380)	1.61
Balance at August 31, 2023	13,160,195	1.63

(1)

During the three and nine months ended August 31, 2022, the Company issued nil and 686,501 common shares at weighted average trading prices of $nil and $2.26 respectively. The common shares were issued pursuant to the exercise of 700,520 share options, of which 5,981 common shares were issued pursuant to the exercise of 20,000 share options on a net exercise basis.

(2)

During the three and nine months ended August 31, 2023, the Company issued 77,500 and 651,493 common shares at weighted average trading prices of $1.27 and $1.48 respectively. The common shares were issued pursuant to the exercise of 657,000 share options, of which 1,993 common shares were issued pursuant to the exercise of 7,500 share options on a net exercise basis.

The fair value of Options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Nine months ended August 31, 2023	Nine months ended August 31, 2022
Risk-free interest rate	3.98%	2.73%
Expected life (years)	2.83	2.82
Expected volatility	55.97%	61.94%
Expected dividend yield	0.00%	0.00%
Estimated forfeiture rate	0.13%	4.39%

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at August 31, 2023 and 2022 (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

A summary of Options outstanding and exercisable as of August 31, 2023, are as follows:

	Options Outstanding			Options Exercisable
Exercise Prices	Number of Options Outstanding	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (years)	Number of Options Exercisable	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (years)
$0.78 - $0.96	1,837,500	0.79	0.25	1,837,500	0.79	0.25
$0.97 - $1.57	2,432,000	1.10	1.42	2,304,500	1.09	1.25
$1.58 - $1.60	4,118,000	1.60	4.23	2,045,250	1.60	4.23
$1.61 - $1.83	2,498,750	1.83	3.20	2,498,750	1.83	3.20
$1.84 - $3.38	2,273,945	2.71	2.33	2,248,945	2.71	2.32
	13,160,195	1.63	2.63	10,934,945	1.64	2.31

The fair value of the Options recognized as share-based compensation expense during the three and nine months ended August 31, 2023, was $290 and $1,677, respectively, (three and nine months ended August 31, 2022: $226 and $1,277, respectively), using the Black-Scholes option pricing model.

11.4	Restricted Share Rights

The Company's restricted share plan (the "RSP") was approved by the Board of Directors of the Company (the "Board") on November 27, 2018. Pursuant to the terms of the RSP, the Board may designate directors, senior officers, employees and consultants of the Company eligible to receive restricted share rights ("RSR(s)") to acquire such number of GoldMining Shares as the Board may determine, in accordance with the restricted periods schedule during the recipient's continual service with the Company. There are no cash settlement alternatives. The RSP was approved by the Company's shareholders in accordance with its term at the Company's annual general meeting held on May 25, 2019.

The RSRs vest in accordance with the vesting schedule during the recipient's continual service with the Company. The Company classifies RSRs as equity instruments since the Company has the ability and intent to settle the awards in common shares. The compensation expense for standard RSRs is calculated based on the fair value of each RSR as determined by the closing value of the Company's common shares at the date of the grant. The Company recognizes compensation expense over the vesting period of the RSR.  The Company expects to settle RSRs, upon vesting, through the issuance of new common shares from treasury.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at August 31, 2023 and 2022 (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

The following outlines movements of the Company's RSRs:

	Number of RSRs	Weighted Average Value ($)
Balance at November 30, 2021	62,500	2.04
Vested	(37,500)	2.17
Balance at August 31, 2022	25,000	1.83
Granted	239,490	1.60
Vested	(35,064)	1.68
Balance at November 30, 2022	229,426	1.61
Vested	(185,676)	1.62
Balance at August 31, 2023	43,750	1.60

The fair value of the RSRs recognized as share-based compensation expense during the three and nine months ended August 31, 2023 was $39 and $326 (three and nine months ended August 31, 2022: $10 and $75).

12.	Non-Controlling Interests

12.1	US GoldMining Initial Public Offering and other equity transactions

US GoldMining Initial Public Offering

On April 19, 2023, US GoldMining entered into an underwriting agreement for an offering of 2,000,000 units of US GoldMining (the "Units") at a price of US$10.00 per Unit. Each Unit consists of one common share and one common share purchase warrant, and each common share purchase warrant entitles the holder to acquire a common share at a price of US$13.00 per share until April 24, 2026.

On April 24, 2023 (the "Closing Date"), US GoldMining issued 2,000,000 Units at a price of US$10.00 per Unit for gross proceeds of $27.1 million (US$20.0 million), which included GoldMining's purchase of 122,490 Units in the Offering for total consideration of $1.7 million (US$1.2 million). In connection with the Offering, US GoldMining incurred securities issuance costs of $1.3 million (US$1.0 million), of which $0.9 million (US$0.7 million) represented cash fees paid to the Underwriters. The Offering proceeds are designated for US GoldMining's operational activities and are not available for use by GoldMining Inc. or other subsidiaries of GoldMining.

The US GoldMining Offering unlocked value by creating a separate standalone public company to advance the Whistler Project, without diluting GoldMining's capital structure.

As at August 31, 2023, GoldMining held 9,878,261 US GoldMining Shares, or approximately 79.7% of US GoldMining's outstanding common shares and 122,490 US GoldMining Warrants and has common management and a common director of GoldMining. The Company concluded that subsequent to US GoldMining's Offering, it has control over US GoldMining and as a result, continues to consolidate the entity. US GoldMining's earnings and losses are included in GoldMining's consolidated statements of comprehensive loss, with net loss and comprehensive loss attributable to US GoldMining separately disclosed as being attributable to Non-Controlling Interests ("NCI"). The NCI in US GoldMining's net assets is reflected in the consolidated statements of financial position and the consolidated statements of changes in equity. For the nine month period ended August 31, 2023, the NCI in these consolidated financial statements solely relate to US GoldMining.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at August 31, 2023 and 2022 (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

As a result of the transaction, the Company recorded a dilution gain of $20,707 and the NCI in US GoldMining increased from $nil to $3,402.

Other US GoldMining Equity Transactions

During the period from the US GoldMining Offering to August 31, 2023, the Company recorded a dilution gain of $44 and an increase to NCI of $1,163 as a result of the following transactions:

●	GoldMining acquired 255,770 shares of US GoldMining for $3,403 including transaction costs, through open market purchases over the facilities of Nasdaq.
●	US GoldMining issued 258,708 shares for gross proceeds of $4,523 as a result of Warrant exercises during the period.
●	285,750 of US GoldMining's performance based restricted shares vested (Note 12.3).
●

US GoldMining issued 5,000 shares of common stock with a fair value of $86 to a consultant in consideration for services under a consulting agreement, with amounts recorded to share-based compensation.

As a result of the equity offering and the other aforementioned transactions, the NCI in US GoldMining increased from nil to 18.02%, or $3,885 in the Company's statement of financial position as at August 31, 2023.

The following table shows the assets and liabilities of US GoldMining:

August 31,
2023
($)
Assets
Cash and cash equivalents	18,611
Restricted cash	118
Prepaid expenses and deposits	2,078
Other receivables	199
Inventory	43
Camp structures	1,274
Right-of-use assets	218
22,541

Liabilities
Accounts payable and accrued liabilities	326
Due to related parties	5
Rehabilitation provision	306
Withholdings taxes payable	244
Lease liability	208
1,089

12.2	US GoldMining Stock Options

On February 6, 2023, US GoldMining adopted a long-term incentive plan ("2023 Incentive Plan"). The purpose of the 2023 Incentive Plan is to provide an incentive for employees, directors and certain consultants and advisors of US GoldMining or its subsidiaries to remain in the service of US GoldMining or its subsidiaries. The 2023 Incentive Plan provides for the grant of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock units, performance awards, restricted stock awards and other cash and equity-based awards. The aggregate number of common shares issuable under the 2023 Incentive Plan in respect of awards shall not exceed 10% of the common shares issued and outstanding.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at August 31, 2023 and 2022 (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

On May 4, 2023, US GoldMining granted 82,500 stock options at an exercise price of US$10.00 per share. The share options are exercisable for a period of five years from the date of grant and will vest as follows: (a) 25% on the grant date; and (b) 25% on each of the dates that are 6, 12 and 18 months thereafter. The fair value of the share options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.47%, expected life of 3 years, expected dividend yield of 0%, estimated forfeiture rate of 0% and expected volatility of 61.34%. As there is limited trading history of US GoldMining's common shares prior to the date of grant, the expected volatility is based on the historical share price volatility of a group of comparable companies in the sector US GoldMining operates over a period similar to the expected life of the share options.

During the three and nine months ended August 31, 2023, US GoldMining recognized share-based compensation expense of $106 and $255, respectively, for share options granted by US GoldMining. As at August 31, 2023, the number of US GoldMining share options outstanding was 82,500 at a weighted average exercise price of US$10.00 per share and a weighted average remaining contractual life of 4.68 years.

12.3	US GoldMining Restricted Shares

On September 23, 2022, US GoldMining adopted an equity incentive plan (the "Legacy Incentive Plan"). The Legacy Incentive Plan provides for the grant of restricted stock awards. The purpose of the Legacy Incentive Plan is to provide an incentive for employees, directors and certain consultants and advisors of US GoldMining or its subsidiaries to remain in the service of US GoldMining or its subsidiaries. The maximum number of shares of common stock that may be issued pursuant to the grant of the restricted stock awards is 1,000,000 shares of common stock in the US GoldMining.

On September 23, 2022, US GoldMining granted awards of an aggregate of 635,000 shares of performance based restricted shares (the "Restricted Shares") of common stock under the Legacy Incentive Plan to certain of US GoldMining's and GoldMining's executive officers, directors and consultants, the terms of which were amended on May 4, 2023.

The Restricted Shares are subject to restrictions that, among other things, prohibit the transfer thereof until certain performance conditions are met. In addition, if such conditions are not met within applicable periods, the restricted shares will be deemed forfeited and surrendered by the holder thereof to US GoldMining without the requirement of any further consideration. The performance conditions are as follows:

(a)

with respect to 15% of the performance based restricted shares of common stock, if US GoldMining has not completed equity financing(s) in an aggregate amount of at least US$15,000,000 prior to or concurrently with the earlier of: (i) the date that is two years after the date of grant of such award; and (ii) the occurrence of a liquidation event, as such term is defined in the Legacy Incentive Plan, or any merger with or sale of US GoldMining's outstanding shares or all or substantially all of US GoldMining's assets to a third-party, referred to as an "Exit Transaction", provided that, for greater certainty, the following shall not be considered an Exit Transaction: (A) any amalgamation, merger or consolidation of US GoldMining's business with or into a related entity; (B) a transaction undertaken solely for the purpose of changing US GoldMining's place of domicile or jurisdiction of incorporation; (C) an equity financing; and (D) completion of an initial public offering, spin-off from GoldMining or other going public transaction, referred to as an "IPO Event"(performance condition met);

(b)

with respect to 15% of the performance based restricted shares of common stock, an IPO Event has not occurred that values US GoldMining's business at a minimum of US$100,000,000 prior to the date that is two years after the date of grant of such award (performance condition met);

(c)

with respect to 15% of the performance based restricted shares of common stock, if the recipient of such award ceases to be US GoldMining's or US GoldMining's affiliates' director, officer, employee or consultant, as applicable, at any time during the period from the date of grant of such award until the date that is two years after the date of grant;

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at August 31, 2023 and 2022 (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

(d)

with respect to 15% of the performance based restricted shares of common stock, if US GoldMining has not re-established camp at the Whistler Project and performed a minimum of 10,000 meters of drilling prior to the date that is three years after the date of grant of such award;

(e)

with respect to 15% of the performance based restricted shares of common stock, if US GoldMining has not achieved a share price of US$15.00 prior to the date that is four years after the date of grant of such award (performance condition met);

(f)

with respect to 15% of the performance based restricted shares of common stock, if US GoldMining has not achieved a US$250,000,000 market capitalization, based on the number of shares of US GoldMining's outstanding common stock multiplied by the volume-weighted average price for any applicable five (5) consecutive trading day period on the principal stock exchange on which US GoldMining's common stock is listed prior to the date that is five years after the date of grant of such award; or

(g)

with respect to 10% of the performance based restricted common stock, if US GoldMining has not achieved a share price of US$25.00 prior to the date that is six years after the date of grant of such award.

Upon satisfaction of the conditions referenced in both (f) and (g) above (regardless of whether they occur simultaneously or consecutively), all of the unvested Restricted Shares will be 100% vested and will be deemed Released Stock.

In the event that US GoldMining files the disclosure specified in Subpart 1300 of the U.S. Securities and Exchange Commission ("SEC") Regulation S-K Report with the SEC or the disclosure specified in Canadian National Instrument 43-101, Standards for Disclosure for Mineral Products, to the relevant Canadian securities regulator (the "Securities Filing") that includes, in either disclosure, an aggregate estimate of mineral resources for the Whistler Project or any other project owned or operated by US GoldMining of 3,000,000 additional gold or gold equivalent ounces from the amount reported on the disclosure specified in US GoldMining's Subpart 1300 of the SEC Regulation S-K Report dated September 22, 2022, 190,500 shares of the Restricted Shares will be deemed Released Shares as of the date of such Securities Filing (or if such amount exceeds the number of shares of Restricted Shares that have not yet become Released Shares at the time, such lesser number of shares of Restricted Shares) reducing, on a proportional basis, the number of unvested shares of Restricted Shares subject to each vesting condition.

During the three and nine months ended August 31, 2023, US GoldMining recognized share-based compensation expense of $7 and $59 (three and nine months ended August 31, 2022 - $nil and $nil), respectively, related to US GoldMining's Restricted Shares.

12.4	US GoldMining Warrants

The number of US GoldMining common share purchase warrants outstanding as at August 31, 2023 was 1,741,292 at an exercise price of US$13.00 per share and with a weighted average remaining contractual life of 2.65 years.

	Number of Warrants	Weighted Average Exercise Price
		(US$)
Balance at November 30, 2022	-	-
Common share purchase warrants issued at the IPO	2,000,000	13.00
Exercised	(258,708)	13.00
Balance at August 31, 2023	1,741,292	13.00

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at August 31, 2023 and 2022 (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

13.	Financial Instruments

The Company's financial assets include cash and cash equivalents, restricted cash, short-term investment, reclamation deposits and long-term investments. The Company's financial liabilities include accounts payable and accrued liabilities, due to joint venture and due to related parties. The Company uses the following hierarchy for determining and disclosing fair value of financial instruments:

●	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
●	Level 2: other techniques for which all inputs have a significant effect on the recorded fair value which are observable, either directly or indirectly.
●	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The Company's cash and cash equivalents, restricted cash, accounts payable and accrued liabilities, due to joint venture and due to related parties approximate fair value due to their short terms to settlement. The Company's short-term investments and long-term investments in common shares of equity securities are measured at fair value on a recurring basis and classified as Level 1 within the fair value hierarchy. The fair value of short-term and long-term investments is based on the quoted market price of the short-term and long-term investments. The fair value of warrants to purchase shares in NevGold were initially determined on a residual basis and subsequently measured using the Black-Scholes valuation model. The significant inputs used are readily available in public markets and therefore have been classified as level 2. Inputs used in the Black-Scholes model for the valuation of the warrants include risk-free interest rate, volatility, and dividend yield.

13.1	Financial Risk Management Objectives and Policies

The financial risk arising from the Company's operations are currency risk, interest rate risk, credit risk, liquidity risk and equity price risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company's ability to continue as a going concern. The risks associated with the Company's financial instruments and the policies on how the Company mitigates these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

13.2	Currency Risk

The Company's operating expenses and acquisition costs are denominated in United States dollars, the Brazilian Real, the Colombian Peso and Canadian dollars. The exposure to exchange rate fluctuations arises mainly on foreign currencies against the Company and its subsidiaries functional currencies. The Company has not entered into any derivative instruments to manage foreign exchange fluctuations; however, management monitors foreign exchange exposure.

The Canadian dollar equivalents of the Company's foreign currency denominated monetary assets are as follows:

	As at August 31,	As at November 30,
	2023	2022
	($)	($)
Assets
United States Dollar	60,902	80,053
Brazilian Real	13	44
Colombian Peso	164	392
Total	61,079	80,489

The Canadian dollar equivalent of the Company's foreign currency denominated monetary liabilities are solely in United States Dollars and total $239.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at August 31, 2023 and 2022 (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

The impact of a Canadian dollar change against the United States Dollar on the investment in GRC by 10% at August 31, 2023 would have an impact, net of tax, of approximately $3,656 on other comprehensive loss for the nine months ended August 31, 2023. The impact of a Canadian dollar change against the United States Dollar on the Company's other financial instruments based on balances at August 31, 2023 would have an impact of $1,857 on net loss for the nine months ended August 31, 2023.

13.3	Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in interest rates. The Company's exposure to interest rate risk arises from the impact of interest rates on its cash and cash equivalents, restricted cash, term deposits and lease liabilities, which bear interest at fixed rates. The interest rate risks on the Company's cash and cash equivalents, restricted cash and lease liabilities are minimal. The Company has not entered into any derivative instruments to manage interest rate fluctuations.

13.4	Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Credit risk for the Company is primarily associated with the Company's bank balances.

The Company mitigates credit risk associated with its bank balances by holding cash and cash equivalents and restricted cash with Schedule I chartered banks in Canada and their US affiliates. The Company's maximum exposure to credit risk is equivalent to the carrying value of its cash and cash equivalents and restricted cash in excess of the amount of government deposit insurance coverage for each financial institution. In order to mitigate its exposure to credit risk, the Company closely monitors its financial assets.

13.5	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to settle or manage its obligations associated with financial liabilities.  To manage liquidity risk the Company closely monitors its liquidity position and ensures it has adequate sources of funding to finance its projects and operations.  As at August 31, 2023, the Company has working capital (current assets less current liabilities) of $22,746.  The Company's other receivables, prepaid expenses, deposits, accounts payable and accrued liabilities, due to joint venture, due to related parties, lease liabilities and withholding taxes payable are expected to be realized or settled within a one-year period. US GoldMining's cash and cash equivalents and restricted cash of $18,729 and other assets of $3,812 are not available for use by GoldMining or other subsidiaries of GoldMining (Note 12.1).

The Company has current cash and cash equivalent balances, access to its ATM Program, whereby the Company has the ability to issue shares for cash, and ownership of liquid assets at its disposal. The Company owns 9.88 million shares and 0.12 million warrants of Nasdaq listed US GoldMining (closing share and warrant trading prices as of August 31, 2023 of US$9.98 and US$2.57, respectively, with a fair value of US$98.9 million), 21.43 million shares of NYSE listed Gold Royalty Corp. (closing share price as of August 31, 2023 of US$1.46 reflects a fair value of US$31.3 million), 16.67 million shares of NevGold (fair value of $5.5 million) and received dividends of $856 from GRC during the nine months ended August 31, 2023. GoldMining believes that its cash on hand, ability to enter into future borrowings collateralized by the US GoldMining, GRC and NevGold shares and access to its ATM Program will enable the Company to meet its working capital requirements for the next twelve months commencing from the date that the consolidated financial statements are issued.

13.6	Equity Price Risk

The Company is exposed to equity price risk as a result of holding its long-term investments. The Company does not actively trade its long-term investments. The equity prices of its long-term investments are impacted by various underlying factors including commodity prices. Based on the Company's long-term investments held as at August 31, 2023, a 10% change in the equity prices of its long-term investments would have an impact, net of tax, of approximately $3,656 on other comprehensive loss for the nine months ended August 31, 2023.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at August 31, 2023 and 2022 (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

14.	Related Party Transactions

14.1	Related Party Transactions

Related party transactions not disclosed elsewhere in the consolidated financial statements are as follows:

●

During the three and nine months ended August 31, 2023, the Company incurred $138 and $187 (three and nine months ended August 31, 2022: $53 and $149) in general and administrative expenses related to website design, video production, website hosting services and marketing services paid to Blender Media Inc., a company controlled by a direct family member of one of its Co-Chairman. As at August 31, 2023, prepaid expenses includes $364 (November 30, 2022: $nil) in service fees paid to Blender Media.

Related party transactions are based on the amounts agreed to by the parties. During the nine months ended August 31, 2023, the Company did not enter into any contracts or undertake any commitment or obligation with any related parties other than as disclosed herein.

14.2	Transactions with Key Management Personnel

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity and include management and directors' fees and share-based compensation, which are described below for the three and nine months ended August 31, 2023:

	For the three months ended		For the nine months ended
	August 31,		August 31,
	2023	2022	2023	2022
	($)	($)	($)	($)
Management fees	48	43	143	125
Director and officer fees	114	141	322	309
Share-based compensation	231	151	1,254	808
Total	393	335	1,719	1,242

As at August 31, 2023, $32 was payable to key management personnel for services provided to the Company (November 30, 2022: $170). Compensation is comprised entirely of salaries, fees and similar forms of remuneration and directors' fees. Management includes the Chief Executive Officer and the Chief Financial Officer.

15.	Segmented Information

The Company conducts its business as a single operating segment, being the acquisition, exploration and development of mineral properties. The Company operates in five principal geographical areas: Canada (country of domicile), Brazil, United States, Colombia and Peru.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at August 31, 2023 and 2022 (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

The Company's total non-current assets, total liabilities and operating loss by geographical location are detailed below:

	Total non-current assets		Total liabilities
	As at August 31,	As at November 30,	As at August 31,	As at November 30,
	2023	2022	2023	2022
	($)	($)	($)	($)
Canada	56,846	85,814	1,633	10,759
Colombia	30,030	29,411	34	12
Brazil	13,825	14,762	112	89
Peru	7,107	7,056	-	-
United States	2,296	1,088	1,638	1,378
Total	110,104	138,131	3,417	12,238

	Total operating loss (income)		Total operating loss
	For the three months ended		For the nine months ended
	August 31, 2023	August 31, 2022	August 31, 2023	August 31, 2022
	($)	($)	($)	($)
Canada	2,108	1,793	7,493	6,884
United States	1,735	(908)	4,839	(658)
Colombia	341	905	1,071	1,804
Brazil	375	220	861	644
Peru	186	123	214	140
Total	4,745	2,133	14,478	8,814

16.	Commitments

Boa Vista Joint Venture Project

The Company holds an 84.05% interest in Boa Vista Gold Inc. ("BVG"), a corporation formed under the laws of British Virgin Islands, holds the rights to the Boa Vista Gold Project (the "Boa Vista Project") located in Pará State, Brazil.

Pursuant to the terms of a shareholder's agreement among Brazilian Gold Corp ("BGC"), a subsidiary of the Company, D'Gold Mineral Ltda. ("D'Gold"), a former joint venture partner of Boa Vista Gold Inc. ("BVG") , and Majestic D&M Holdings LLC ("Majestic"), dated January 21, 2010, as amended on May 25, 2011, June 24, 2011 and November 15, 2011, a 1.5% net smelter return royalty is payable to D'Gold and a further 1.5% net smelter return royalty is payable by BVG to Majestic if Majestic's holdings in BVG drop below 10%.

Pursuant to a mineral rights acquisition agreement, as amended, relating to the project, Golden Tapajós Mineração Ltda. ("GT"), a subsidiary of BVG, was required to pay R$3,620,000 in September 2018 to the counterparty thereunder. In May 2019, GT renegotiated the terms of the mineral rights agreement with respect to the aforementioned payment. As a result of the amended terms of the mineral rights agreement, GT paid R$400,000 in May 2019 to the counterparty and a further R$3,220,000 ($832) was due in December 2022. If GT fails to make such payment, subject to a cure period, the counterparty may seek to terminate the agreement and the mineral rights that are the subject of the agreement will be returned to the counterparty.

The Company is actively negotiating to modify the payment due in December 2022 to a mutually agreeable alternative with amended agreement terms to extend the time period for making a final payment.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at August 31, 2023 and 2022 (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

Surubim Project

Altoro Agreement

Pursuant to an option agreement between the Company's subsidiary and Altoro Mineração Ltda. dated November 5, 2010, as amended on December 3, 2010 and December 14, 2012, the Company's subsidiary was granted the option to acquire certain exploration licenses for aggregate consideration of US$850,000. Pursuant to this agreement, a cash payment of US$650,000 is payable upon the National Mining Agency (Agência Nacional de Mineração or ANM) granting a mining concession over certain exploration concessions.

La Mina Project

The La Mina gold-copper Project hosts the La Mina concession contract and the contiguous La Garrucha concession contract. In August 2023, the Company obtained a resolution from the mining authority approving the integration of both concession contracts into one single concession. Surface rights over a portion of the La Garrucha concession contract are subject to a surface rights lease agreement and an option agreement. The Company completed the terms of the agreement required to lease the surface rights over a portion of the La Garrucha concession contract in December 2022.

In addition, pursuant to an option agreement entered into by the Company's subsidiary on November 18, 2016, amended April 4, 2017, November 5, 2018, July 10, 2020 and September 27, 2022, the Company can acquire surface rights over a portion of the La Garrucha concession by making the following remaining committed payments:

●	US$162,500 in December 2023.
●	US$162,500 in May 2024.

In addition to the aforementioned agreements, as of August 31, 2023, the Company is currently renting or leasing various offices and storage spaces located in Brazil, Colombia and Peru that relate to lease agreements with terms of 12 months or less from the date of initial application or relate to low value assets.

Whistler Project

In June 2023, US GoldMining entered into an agreement with a technical consultant for the management of an exploration program for the Whistler Project. The agreement included an approved work order totaling $7.1 million (US$5.3 million), for the period of June 1, 2023 to February 29, 2024, which may be paused, postponed or terminated by either party with 30 days written notice. As at August 31, 2023, US GoldMining has paid the technical consultant $4.5 million (US$3.4 million) towards the approved work order.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at August 31, 2023 and 2022 (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

Future rental payments are as follows:

	Amount ($)
Due within 1 year	124
1 – 3 years	-
3 – 5 years	-
More than 5 years	-
Total	124	(1)

(1)	Includes $8 related to low value assets and $116 related to short-term leases on the date of initial application.

The Company's commitments related to long-term leases at the date of initial application, that do not relate to low value assets, are disclosed as lease liabilities.

17.	Subsequent Events

Subsequent to August 31, 2023, the Company had sales of 2,062,358 ATM Shares under the ATM Program for gross proceeds of approximately $2.2 million, with aggregate commissions paid or payable to the Agents and other share issue costs of approximately $0.05 million.